August 8, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Andrew D. Mew, Accounting Branch Chief
Jarrett Torno, Staff Accountant

Re:                       China Hydroelectric Corporation

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 28, 2013

File No. 001-34609

Dear Sirs and Madams:

On behalf of  China Hydroelectric Corporation (the “Company”), we refer to the Staff’s comment letter dated August 1, 2013 concerning the above referenced Form 20-F. The comment letter requests the Company to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide its responses. The Company has begun preparing responses to the comment letter, but would like to request an extension of time to respond to the comments in order to devote the appropriate amount of time and resources to ensure a sufficient response. The Company expects to provide its responses to the comment letter by no later than August 29, 2013, which is 10 business days from August 15, 2013 (the original deadline).

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please do not hesitate to contact me at (650) 473 2630 or  pku@omm.com, or Ke Geng at (86-10) 6563 4261 or kgeng@omm.com.

Very truly yours,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

cc:	Dr. You-Su Lin
Ms. Liya Chen
(China Hydroelectric Corporation)